UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. 3)*

                         R.H. Donnelley Corporation

-------------------------------------------------------------------------------
                              (Name of Issuer)

                 Common Stock (Par Value $ 1.00 Per Share)
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 74955W307
-------------------------------------------------------------------------------
                               (CUSIP Number)


             David N. Shine, Esq.                 David J. Greenwald, Esq.

   Fried, Frank, Harris, Shriver & Jacobson         Goldman, Sachs & Co.

              One New York Plaza                      85 Broad Street

              New York, NY 10004                     New York, NY 10004

                (212) 859-8000                         (212) 902-1000


-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                            and Communications)

                              October 9, 2004
-------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 74955W 30 7                                             Page 2 of 26

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  The Goldman Sachs Group, Inc.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |_|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            |_|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                      7      SOLE VOTING POWER

     NUMBER OF
                                    12,000
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      11,395,444

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    12,000
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        11,395,444

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  11,407,444


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.6%

14        TYPE OF REPORTING PERSON

                  HC-CO

                                SCHEDULE 13D

CUSIP No. 74955W 30 7                                             Page 3 of 26

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Goldman, Sachs & Co.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |_|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  AF, WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            |X|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York

                      7      SOLE VOTING POWER

     NUMBER OF
                                    0
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      11,395,444

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        11,395,444

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  11,395,444


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.6%

14        TYPE OF REPORTING PERSON

                  BD-PN-IA

                                SCHEDULE 13D

CUSIP No. 74955W 30 7                                             Page 4 of 26

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GS Advisors 2000, L.L.C.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |_|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            |_|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                      7      SOLE VOTING POWER

     NUMBER OF
                                    0
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      8,567,528

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        8,567,528

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,567,528


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  21.4%

14        TYPE OF REPORTING PERSON

                  OO

                                SCHEDULE 13D

CUSIP No. 74955W 30 7                                             Page 5 of 26

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Goldman, Sachs & Co. oHG

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |_|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            |_|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Germany

                      7      SOLE VOTING POWER

     NUMBER OF
                                    0
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      262,567

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        262,567

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     262,567

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           |_|


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.8%

14        TYPE OF REPORTING PERSON

                  PN

                                SCHEDULE 13D

CUSIP No. 74955W 30 7                                             Page 6 of 26

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Goldman, Sachs Management GP GmbH

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |_|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            |_|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Germany

                      7      SOLE VOTING POWER

     NUMBER OF
                                    0
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      262,567

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        262,567

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  262,567

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           |_|


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.8%

14        TYPE OF REPORTING PERSON

                  CO

                                SCHEDULE 13D

CUSIP No. 74955W 30 7                                             Page 7 of 26

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GS Employee Funds 2000 GP, L.L.C.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |_|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            |_|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                      7      SOLE VOTING POWER

     NUMBER OF
                                    0
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      2,565,191

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        2,565,191

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,565,191

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           |_|


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.6%

14        TYPE OF REPORTING PERSON

                  OO

                                SCHEDULE 13D

CUSIP No. 74955W 30 7                                             Page 8 of 26

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GS Capital Partners 2000, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |_|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            |_|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                      7      SOLE VOTING POWER

     NUMBER OF
                                    0
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      6,284,142

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        6,284,142

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,284,142

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           |_|


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.7%

14        TYPE OF REPORTING PERSON

                  PN

                                SCHEDULE 13D

CUSIP No. 74955W 30 7                                             Page 9 of 26

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GS Capital Partners 2000 Offshore, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |_|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            |_|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

                      7      SOLE VOTING POWER

     NUMBER OF
                                    0
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      2,283,386

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        2,283,386

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,283,386

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           |_|


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.8%

14        TYPE OF REPORTING PERSON

                  PN

                                SCHEDULE 13D

CUSIP No. 74955W 30 7                                             Page 10 of 26

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GS Capital Partners 2000 GmbH & Co. Beteiligungs KG

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |_|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            |_|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Germany

                      7      SOLE VOTING POWER

     NUMBER OF
                                    0
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      262,567

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        262,567

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  262,567

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           |_|


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.8%

14        TYPE OF REPORTING PERSON

                  PN

                                SCHEDULE 13D

CUSIP No. 74955W 30 7                                             Page 11 of 26

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GS Capital Partners 2000 Employee Fund, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |_|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            |_|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                      7      SOLE VOTING POWER

     NUMBER OF
                                    0
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      1,995,437

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        1,995,437

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,995,437

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           |_|


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.0%

14        TYPE OF REPORTING PERSON

                  PN

                                SCHEDULE 13D

CUSIP No. 74955W 30 7                                             Page 12 of 26

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Goldman Sachs Direct Investment Fund 2000, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |_|

3         SEC USE ONLY


4         SOURCE OF FUNDS

                  WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            |_|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                      7      SOLE VOTING POWER

     NUMBER OF
                                    0
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      569,754

                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        569,754

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  569,754

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           |_|


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.8%

14        TYPE OF REPORTING PERSON

                  PN

                                SCHEDULE 13D

CUSIP No. 74955W 30 7                                         Page 13 of 26

     This Amendment No. 3 is being filed by The Goldman Sachs Group, Inc. ("GS Group"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors 2000, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs Management GP GmbH ("GS GmbH"), GS Employee Funds 2000 GP, L.L.C. ("GS Employee 2000"), GS Capital Partners 2000, L.P. ("GS Capital"), GS Capital Partners 2000 Offshore, L.P. ("GS Offshore"), GS Capital Partners 2000 GmbH & Co. Beteiligungs KG ("GS Germany"), GS Capital Partners 2000 Employee Fund, L.P. ("GS Employee"), Goldman Sachs Direct Investment Fund 2000, L.P. ("GS Direct" and, together with GS Capital, GS Offshore, GS Germany and GS Employee, the "Purchasers") (GS Group, Goldman Sachs, GS Advisors, GS oHG, GS GmbH, GS Employee 2000, and the Purchasers, collectively, the "Filing Persons"). This Amendment No. 3 amends and supplements the Schedule 13D filed on behalf of the Filing Persons with the Securities and Exchange Commission on December 5, 2002 (as amended by Amendment No. 1 filed on January 7, 2003 and by Amendment No. 2 filed on July 24, 2003, the "Schedule 13D"), relating to the common stock, par value $1.00 per share (the "Common Stock"), of R.H. Donnelley Corporation, a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.(1)

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
       -------------------------------------------------

Item 3 is hereby amended to add the following at the end thereof:

     As of October 20, 2004, the Purchasers beneficially owned 9,745,286 shares of Common Stock as a result of the shares of Preferred Stock held by them. This number includes shares of Common Stock that the Preferred Stock is convertible into as a result of dividends that have accrued on the shares of Preferred Stock in accordance with the Certificate of
Designations as of October 20, 2004 and will accrue within 60 days thereafter.

ITEM 4. PURPOSE OF TRANSACTION.
        ----------------------

Item 4 is hereby amended by adding the following at the end thereof:

     Except as described above or otherwise described in the Schedule 13D or in this Amendment No. 3, the Filing Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of
Schedule 13D promulgated under the Act.

     Each of the Filing Persons reserves the right, in light of its ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or

--------
(1) Neither the present filing nor anything contained herein will be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.

more of the Filing Persons (and their respective affiliates) reserves the right, in each case subject to (a) the restrictions contained in the Purchase Agreement and (b) any applicable limitations imposed on the sale of any of their Company securities by the Securities Act or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Company, (ii) sell or transfer shares of Preferred Stock, Common Stock or other securities beneficially owned by them from time to time in public or private transactions, (iii) cause any of the Purchasers to distribute in kind to their respective partners or members, as the case may be, shares of Preferred Stock, Common Stock or other securities owned by such Purchasers and (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock, Preferred Stock, or other securities. To the knowledge of each Filing Person, each of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i or II-C-ii hereto may make similar evaluations from time to time or on an ongoing basis.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.
        -------------------------------------

Item 5 is hereby amended in its entirety as follows:

     (a) As of October 20, 2004, GS Group may be deemed to beneficially own an aggregate of 11,407,444 shares of Common Stock, consisting of (i) 200,604 shares of Preferred Stock, which are convertible into 9,745,286 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (ii) November Warrants (which are exercisable immediately) to purchase 577,500 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (iii) Warrants (which are exercisable immediately) to purchase 1,072,500 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (iv) 158 shares of
Common Stock acquired by Goldman Sachs in ordinary course trading activities, and (v) (a) (I) 1,500 options granted to Terence O'Toole on January 3, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, of which two-thirds of such options are currently exercisable and convertible into 1,000 shares of Common Stock and the remaining one-third of such options will vest and become exercisable at the close of business on the day preceding the next annual meeting of the Company's stockholders, (II) 1,500 options granted to Terence O'Toole on May 1, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, of which one-third of such options are currently exercisable and convertible into 500 shares of Common Stock and the remaining two-thirds of such options will vest and become exercisable in equal installments at the close of business on the day preceding each of the next two annual meetings of the Company's stockholders, (III) 1,500 options granted to Mr. O'Toole on May 5, 2004 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, none of which such options are currently exercisable and such options will vest and become exercisable in equal installments at the close of business on the day preceding each of the next three annual meetings of the Company's stockholders, (IV) 1,500 deferred shares granted to Mr. O'Toole on January 3, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, 1,000 of which deferred shares are currently vested and the remaining 500 deferred shares will vest in at the close of business on the day preceding the next annual meeting of the Company's stockholders,
(V) 1,500 deferred shares granted to Mr. O'Toole on May 1, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, 500 of which deferred shares are currently vested and the remaining 1,000 deferred shares will vest in equal installments at the close of business on the day preceding each of the next two annual meetings of the Company's stockholders, and (VI) 1,500 deferred shares granted to Mr. O'Toole on May 5, 2004 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, none of which deferred shares are currently vested and such 1,500 deferred shares will vest in equal installments at the close of business on the day preceding each of the next three annual meetings of the Company's stockholders (Mr. O'Toole has an understanding with GS Group pursuant to which he holds such options and deferred shares for the benefit of GS Group), and (b) (I) 1,500 options granted to Robert R. Gheewalla on January 3, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, of which two-thirds of such options are currently exercisable and convertible into 1,000 shares of Common Stock and the remaining one-third of such options will vest and become exercisable at the close of business on the day preceding the next annual meeting of the Company's stockholders, (II) 1,500 options granted to Mr. Gheewalla on May 1, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, of which one-third of such options are currently exercisable and convertible into 500 shares of Common Stock and the remaining two-thirds of such options will vest and become exercisable in equal installments at the close of business on the day preceding each of the next two annual meetings of the Company's stockholders, (III) 1,500 options granted to Mr. Gheewalla on May 5, 2004 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, none of which such options are currently exercisable and such options will vest and become exercisable in equal installments at the close of business on the day preceding each of the next three annual meetings of the Company's stockholders, (IV) 1,500 deferred shares granted to Mr. Gheewalla on January 3, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, 1,000 of which deferred shares are currently vested and the remaining 500 deferred shares will vest in at the close of business on the day preceding the next annual meeting of the Company's stockholders, (V) 1,500 deferred shares granted to Mr. Gheewalla on May 1, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, 500 of which deferred shares are currently vested and the remaining 1,000 deferred shares will vest in equal installments at the close of business on the day preceding each of the next two annual meetings of the Company's stockholders, and (VI) 1,500 deferred shares granted to Mr. Gheewalla on May 5, 2004 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, none of which deferred shares are currently vested and such 1,500 deferred shares will vest in equal installments at the close of business on the day preceding each of the next three annual meetings of the Company's stockholders (Mr. Gheewalla has an understanding with GS Group pursuant to which he holds such options and deferred shares for the benefit of GS Group), representing in the aggregate approximately 26.6% of the outstanding Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of October 20, 2004, Goldman Sachs may be deemed to beneficially own an aggregate of 11,395,444 shares of Common Stock, consisting of (i) 200,604 shares of Preferred Stock, which are convertible into 9,745,286 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (ii) November Warrants (which are exercisable immediately) to purchase 577,500 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (iii) Warrants (which are exercisable immediately) to purchase 1,072,500 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers and (iv) 158 shares of Common Stock acquired by Goldman Sachs in ordinary course trading activities, representing in the aggregate approximately 26.6% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     GS Group and Goldman Sachs disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Purchasers to the extent that partnership interests in the Purchasers are held by persons other than Goldman Sachs or its affiliates.

     In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division ("IBD") of GS Group and its subsidiaries and affiliates (collectively, "Goldman Sachs Group"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of Goldman Sachs Group. IBD disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

     As of October 20, 2004, GS Advisors may be deemed to beneficially own the aggregate of 8,567,528 shares of Common Stock that may be deemed to be beneficially owned by GS Capital and GS Offshore, consisting of (i) 150,824 shares of Preferred Stock, which are convertible into 7,326,989 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 434,189 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 806,350 shares of Common Stock, representing in the aggregate, approximately 21.4% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of October 20, 2004, each of GS oHG and GS GmbH may be deemed to beneficially own the aggregate of 262,567 shares of Common Stock that may be deemed to be beneficially owned by GS Germany, consisting of (i) 4,622 shares of Preferred Stock which are convertible into 224,535 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 13,311 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 24,721 shares of Common Stock, representing in the aggregate, approximately 0.8% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of October 20, 2004, GS Employee 2000 may be deemed to beneficially own the aggregate of 2,565,191 shares of Common Stock that may be deemed to be beneficially owned by GS Employee and GS Direct, consisting of (i) 45,158 shares of Preferred Stock which are convertible into 2,193,762 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 130,000 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 241,429 shares of Common Stock, representing in the aggregate, approximately 7.6% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of October 20, 2004, GS Capital may be deemed to beneficially own 6,284,142 shares of Common Stock, consisting of (i) 110,627 shares of Preferred Stock, which are convertible into 5,374,230 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to Purchase 318,470 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 591,442 shares of Common Stock, representing in the aggregate, approximately 16.7% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of October 20, 2004, GS Offshore may be deemed to beneficially own 2,283,386 shares of Common Stock, consisting of (i) 40,197 shares of Preferred Stock, which are convertible into 1,952,759 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 115,719 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 214,908 shares of Common Stock, representing in the aggregate, approximately 6.8% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of October 20, 2004, GS Germany may be deemed to beneficially own 262,567 shares of Common Stock, consisting of (i) 4,622 shares of Preferred Stock, which are convertible into 224,535 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 13,311 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 24,721 shares of Common Stock, representing in the aggregate, approximately 0.8% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of October 20, 2004, GS Employee may be deemed to beneficially own 1,995,437 shares of Common Stock, consisting of (i) 35,128 shares of Preferred Stock, which are convertible into 1,706,508 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 101,125 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 187,804 shares of Common Stock, representing in the aggregate, approximately 6.0% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of October 20, 2004, GS Direct may be deemed to beneficially own 569,754 shares of Common Stock, consisting of (i) 10,030 shares of Preferred Stock, which are convertible into 487,254 shares of Common Stock,
(ii) November Warrants (which are exercisable immediately) to purchase 28,875 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 53,625 shares of Common Stock, representing in the aggregate, approximately 1.8% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     None of the Filing Persons or, to the knowledge of the Filing Persons, the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i or II-C-ii hereto beneficially owns any shares of Common Stock other than as set forth herein.

     (b) GS Group holds the sole power to direct the vote and disposition of the options and deferred shares held for the benefit of GS Group by Messrs. O'Toole and Gheewalla. Except as described in the previous sentence, each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated above.

     (c) On September 13, 2004, Goldman Sachs used a previously held long position to offset short positions totaling 1,526 shares of Common Stock. Except as described above and elsewhere in this Amendment No. 3, no other transactions in the shares of Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i or II-C-ii hereto, during the last 60 days.

     (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that are beneficially owned by any Filing Person.

     (e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
        --------------------------------

Exhibit 1    Joint Filing Agreement, dated as of December 4, 2002*

Exhibit 2 Letter Agreement, dated as of November 25, 2002, by and among the Purchasers, R.H. Donnelley, Inc. and the Company.*

Exhibit 3 Series B-1 Convertible Cumulative Preferred Stock Certificate of Designations.*

Exhibit 4    Form of Warrant issued to the Purchasers on November 25, 2002.*

Exhibit 5 Preferred Stock and Warrant Purchase Agreement, dated as of September 21, 2002, by and among the Company and the Purchasers.*

Exhibit 6 Form of Convertible Cumulative Preferred Stock Certificate of Designations.*

Exhibit 7    Form of Warrant.*

Exhibit 8 Registration Rights Agreement, dated as of November 25, 2002, among the Purchasers and the Company.*

Exhibit 9 Power of Attorney, dated as of December 12, 2003, relating to The Goldman Sachs Group, Inc.

Exhibit 10 Power of Attorney, dated as of November 19, 2003, relating to Goldman, Sachs & Co.

Exhibit 11 Power of Attorney, dated as of August 19, 2004, relating to GS Advisors 2000, L.L.C.

Exhibit 12 Power of Attorney, dated as of August 5, 2004, relating to Goldman, Sachs & Co. oHG.

Exhibit 13 Power of Attorney, dated as of August 19, 2004, relating to Goldman, Sachs Management GP GmbH.

Exhibit 14 Power of Attorney, dated as of August 19, 2004, relating to GS Employee Funds 2000 GP, L.L.C.

Exhibit 15 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000, L.P.

Exhibit 16 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 Offshore, L.P.

Exhibit 17 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 GmbH & Co. Beteiligungs KG.

Exhibit 18 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 Employee Fund, L.P.

Exhibit 19 Power of Attorney, dated as of October 21, 2004, relating to Goldman Sachs Direct Investment Fund 2000, L.P.

Exhibit 20   Convertible Cumulative Preferred Stock Certificate of
             Designations.*

Exhibit 21   Form of warrants issued on January 3, 2003.*

Exhibit 22 Agreement regarding certain definitions contained in the Purchase Agreement.*

Exhibit 23 Letter Agreement, dated as of July 22, 2003, by and among the Purchasers, R.H. Donnelley, Inc. and the Company.*

--------------------------
* Previously filed

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 21, 2004

                                            THE GOLDMAN SACHS GROUP, INC.


                                            By:       /s/ Ted Chang
                                                 ------------------------
                                                 Name:    Ted Chang
                                                 Title:   Attorney-in-fact


                                            GOLDMAN, SACHS & CO.


                                            By:       /s/ Ted Chang
                                                 ------------------------
                                                 Name:    Ted Chang
                                                 Title:   Attorney-in-fact


                                            GS ADVISORS 2000, L.L.C.


                                            By:       /s/ Ted Chang
                                                 ------------------------
                                                 Name:    Ted Chang
                                                 Title:   Attorney-in-fact


                                            GOLDMAN, SACHS & CO. OHG


                                            By:       /s/ Ted Chang
                                                 ------------------------
                                                 Name:    Ted Chang
                                                 Title:   Attorney-in-fact

                                            GOLDMAN, SACHS MANAGEMENT GP GmbH

                                            By:       /s/ Ted Chang
                                                 ------------------------
                                                 Name:    Ted Chang
                                                 Title:   Attorney-in-fact


                                            GS EMPLOYEE FUNDS 2000 GP, L.L.C.

                                            By:       /s/ Ted Chang
                                                 ------------------------
                                                 Name:    Ted Chang
                                                 Title:   Attorney-in-fact


                                            GS CAPITAL PARTNERS 2000, L.P.

                                            By:       /s/ Ted Chang
                                                 ------------------------
                                                 Name:    Ted Chang
                                                 Title:   Attorney-in-fact


                                            GS CAPITAL PARTNERS 2000 OFFSHORE,
                                            L.P.

                                            By:       /s/ Ted Chang
                                                 ------------------------
                                                 Name:    Ted Chang
                                                 Title:   Attorney-in-fact


                                            GS CAPITAL PARTNERS 2000 GmbH & CO.
                                            BETEILIGUNGS KG

                                            By:       /s/ Ted Chang
                                                 ------------------------
                                                 Name:    Ted Chang
                                                 Title:   Attorney-in-fact


                                            GS CAPITAL PARTNERS 2000 EMPLOYEE
                                            FUND, L.P.

                                            By:       /s/ Ted Chang
                                                 ------------------------
                                                 Name:    Ted Chang
                                                 Title:   Attorney-in-fact


                                            GOLDMAN SACHS DIRECT INVESTMENT
                                            FUND 2000, L.P.

                                            By:       /s/ Ted Chang
                                                 ------------------------
                                                 Name:    Ted Chang
                                                 Title:   Attorney-in-fact

                                 SCHEDULE I

Schedule I to the Schedule 13D is hereby amended by replacing it in its entirety with the following:

          The name of each director of The Goldman Sachs Group, Inc. is set forth below.

          The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

          Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom and Claes Dahlback, who is a citizen of Sweden. The present principal occupation or employment of each of the listed persons is set forth below.

             Name                      Present Principal Occupation
             ----                      ----------------------------

Henry M. Paulson, Jr.            Chairman and Chief Executive Officer of The
                                 Goldman Sachs Group, Inc.

Lloyd C. Blankfein               President and Chief Operating Officer of The
                                 Goldman Sachs Group, Inc.

Lord Browne of Madingley         Group Chief Executive of BP plc

John H. Bryan                    Retired Chairman and Chief Executive Officer
                                 of Sara Lee Corporation

Claes Dahlback                   Nonexecutive Chairman of Investor AB

William W. George                Retired Chairman and Chief Executive Officer
                                 of Medtronic, Inc.

James A. Johnson                 Vice Chairman of Perseus, L.L.C.

Lois D. Juliber                  Vice  Chairman  of  Colgate-Palmolive Company


Edward M. Liddy                  Chairman of the Board, President and Chief
                                 Executive Officer of The Allstate Corporation

Ruth J. Simmons                  President of Brown University

                              SCHEDULE II-A-i


          Schedule II-A-i to the Schedule 13D is hereby amended by replacing it in its entirety with the following:

          The name, position and present principal occupation of each executive officer of GS Advisors 2000, L.L.C., the sole general partner of GS Capital Partners 2000, L.P. and GS Capital Partners 2000 Offshore, L.P., are set forth below.

          The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

          All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Hughes B. Lepic is a citizen of France. Ulrika Werdelin is a citizen of Sweden.

------------------------------- ---------------------------- ---------------------------------------------------------
             Name                        Position                          Present Principal Occupation
------------------------------- ---------------------------- ---------------------------------------------------------
Richard A. Friedman             President                    Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Joseph H. Gleberman             Vice President               Managing Director of Goldman, Sachs & Co
------------------------------- ---------------------------- ---------------------------------------------------------
Terence M. O'Toole              Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Henry Cornell                   Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Richard S. Sharp                Vice President               Managing Director of Goldman Sachs International
------------------------------- ---------------------------- ---------------------------------------------------------
Esta E. Stecher                 Assistant Secretary          Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Sanjeev K. Mehra                Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Muneer A. Satter                Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Steven M. Bunson                Assistant Secretary          Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Elizabeth C. Fascitelli         Treasurer                    Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
David M. Weil                   Assistant Treasurer          Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
David J. Greenwald              Assistant Secretary          Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Hughes B. Lepic                 Vice President               Managing Director of Goldman Sachs International
------------------------------- ---------------------------- ---------------------------------------------------------
Russell E. Makowsky             Assistant Secretary          Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Sarah G. Smith                  Assistant Treasurer          Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Gerald J. Cardinale             Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Stephen S. Trevor               Vice President               Managing Director of Goldman Sachs International
------------------------------- ---------------------------- ---------------------------------------------------------
Joseph P. DiSabato              Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Robert R. Gheewalla             Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Ben I. Adler                    Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Melina E. Higgins               Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Adrian M. Jones                 Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
John E. Bowman                  Vice President               Vice President of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Katherine B. Enquist            Vice President/ Secretary    Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Beverly L. O'Toole              Assistant Secretary          Vice President of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Mitchell S. Weiss               Vice President               Vice President of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Matthew E. Tropp                Assistant Secretary          Associate General Counsel of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Mary Nee                        Vice President               Executive Director of Goldman Sachs (Asia) L.L.C.
------------------------------- ---------------------------- ---------------------------------------------------------
Ulrika Werdelin                 Vice President               Executive Director of Goldman Sachs International
------------------------------- ---------------------------- ---------------------------------------------------------

                              SCHEDULE II-A-ii


          Schedule II-A-ii to the Schedule 13D is hereby amended by replacing it in its entirety with the following:

          The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors 2000, L.L.C., GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000 Employee Fund, L.P. and Goldman Sachs Direct Investment Fund 2000, L.P., are set forth below.

          The business address for each member listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows:
The business address of Richard S. Sharp, Rob Gheewalla, and Hughes Lepic is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

          All members listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom, Sanjeev K. Mehra is a citizen of India and Hughes B. Lepic is a citizen of France.


--------------------------- ----------------------------------------------------
      Name                          Present Principal Occupation
--------------------------- ----------------------------------------------------
Peter M. Sacerdote          Advisory Director of Goldman, Sachs & Co.
--------------------------- ----------------------------------------------------
Richard A. Friedman         Managing Director of Goldman, Sachs & Co.
--------------------------- ----------------------------------------------------
Joseph H. Gleberman         Managing Director of Goldman, Sachs & Co.
--------------------------- ----------------------------------------------------
Terence M. O'Toole          Managing Director of Goldman, Sachs & Co.
--------------------------- ----------------------------------------------------
Henry Cornell               Managing Director of Goldman, Sachs & Co.
--------------------------- ----------------------------------------------------
Richard S. Sharp            Managing Director of Goldman Sachs International
--------------------------- ----------------------------------------------------
Sanjeev K. Mehra            Managing Director of Goldman, Sachs & Co.
--------------------------- ----------------------------------------------------
Muneer A. Satter            Managing Director of Goldman, Sachs & Co.
--------------------------- ----------------------------------------------------
Peter G. Sachs              Senior Director of The Goldman Sachs Group, Inc.
--------------------------- ----------------------------------------------------
Scott Kapnick               Managing Director of Goldman, Sachs & Co.
--------------------------- ----------------------------------------------------
Melina Higgins              Managing Director of Goldman, Sachs & Co.
--------------------------- ----------------------------------------------------
Ben Adler                   Managing Director of Goldman, Sachs & Co.
--------------------------- ----------------------------------------------------
David Weil                  Managing Director of Goldman, Sachs & Co.
--------------------------- ----------------------------------------------------
Stephen Trevor              Managing Director of Goldman, Sachs International
--------------------------- ----------------------------------------------------
Rob Gheewalla               Managing Director of Goldman, Sachs & Co.
--------------------------- ----------------------------------------------------
Hughes Lepic                Managing Director of Goldman, Sachs  International
--------------------------- ----------------------------------------------------

                              SCHEDULE II-B-i

          Schedule II-B-i to the Schedule 13D is hereby amended by replacing it in its entirety with the following:

          The name, position and present principal occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG are set forth below.

          The business address for each of the executive officers and directors listed below is MesseTurm, 60308 Frankfurt am Main, Germany.

          The executive officers and directors listed below are citizens of Germany except Wayne L. Moore, who is a citizen of the United States.

---------------------------------- ---------------------------- ------------------------------------------------------
              Name                          Position                        Present Principal Occupation
---------------------------------- ---------------------------- ------------------------------------------------------
Andreas Koernlein                  Managing Director            Managing Director of Goldman, Sachs & Co. oHG
---------------------------------- ---------------------------- ------------------------------------------------------
Wayne L. Moore                     Managing Director            Managing Director of Goldman, Sachs & Co. oHG
---------------------------------- ---------------------------- ------------------------------------------------------
Alexander C. Dibelius              Managing Director            Managing Director of Goldman, Sachs & Co. oHG
---------------------------------- ---------------------------- ------------------------------------------------------
Peter Hollmann                     Managing Director            Managing Director of Goldman, Sachs & Co. oHG
---------------------------------- ---------------------------- ------------------------------------------------------

                              SCHEDULE II-B-ii

          Schedule II-B-ii to the Schedule 13D is hereby amended by replacing it in its entirety with the following:

          The name, position and present principal occupation of each executive officer of GS Management GP GmbH, the sole managing partner of GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, are set forth below.

          The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004.

          All executive officers listed below are United States citizens, except for Richard S. Sharp, who is a citizen of the United Kingdom.

----------------------------------- ------------------------------ -------------------------------------------------
               Name                           Position                       Present Principal Occupation
----------------------------------- ------------------------------ -------------------------------------------------
Richard A. Friedman                 Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ -------------------------------------------------
Joseph H. Gleberman                 Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ -------------------------------------------------
Terence M. O'Toole                  Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ -------------------------------------------------
Richard S. Sharp                    Managing Director              Managing Director of Goldman Sachs International
----------------------------------- ------------------------------ -------------------------------------------------
Henry Cornell                       Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ -------------------------------------------------
David A. Viniar                     Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ -------------------------------------------------
Esta E. Stecher                     Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ -------------------------------------------------
Elizabeth C. Fascitelli             Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ -------------------------------------------------
David J. Greenwald                  Managing Director              Managing Director of  Goldman, Sachs & Co.
----------------------------------- ------------------------------ -------------------------------------------------
Sarah Smith                         Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ -------------------------------------------------
James B. McHugh                     Managing Director              Vice President of Goldman, Sachs & Co.
----------------------------------- ------------------------------ -------------------------------------------------
Katherine B. Enquist                Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ -------------------------------------------------
John E. Bowman                      Managing Director              Vice President of Goldman, Sachs & Co.
----------------------------------- ------------------------------ -------------------------------------------------

                              SCHEDULE II-C-i


          Schedule II-C-i to the Schedule 13D is hereby amended by replacing it in its entirety with the following:

          The name, position and present principal occupation of each executive officer of GS Employee Funds 2000 GP, L.L.C., the sole general partner of GS Capital Partners 2000 Employee Fund, L.P. and Goldman Sachs Direct Investment Fund 2000, L.P., are set forth below.

          The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Stephen S. Trevor, and Ulrika Werdelin is 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street San Francisco, CA 94104. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

          All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Hughes B. Lepic is a citizen of France. Ulrika Werdelin is a citizen of Sweden.

--------------------------------- ---------------------------- ------------------------------------------------------
              Name                         Position                        Present Principal Occupation
--------------------------------- ---------------------------- ------------------------------------------------------
Richard A. Friedman               President                    Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Joseph H. Gleberman               Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Terence M. O'Toole                Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Henry Cornell                     Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Richard S. Sharp                  Vice President               Managing Director of Goldman Sachs International
--------------------------------- ---------------------------- ------------------------------------------------------
Esta E. Stecher                   Vice President/              Managing Director of Goldman, Sachs & Co.
                                  Assistant Secretary
--------------------------------- ---------------------------- ------------------------------------------------------
Sanjeev K. Mehra                  Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Muneer A. Satter                  Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Steven M. Bunson                  Vice President/              Managing Director of Goldman, Sachs & Co.
                                  Assistant Secretary
--------------------------------- ---------------------------- ------------------------------------------------------
Elizabeth C. Fascitelli           Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
David M. Weil                     Assistant Treasurer          Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
David J. Greenwald                Vice President/              Managing Director of Goldman, Sachs & Co.
                                  Assistant Secretary
--------------------------------- ---------------------------- ------------------------------------------------------
Hughes B. Lepic                   Vice President               Managing Director of Goldman Sachs International
--------------------------------- ---------------------------- ------------------------------------------------------
Russell E. Makowsky               Vice President/              Managing Director of Goldman, Sachs & Co.
                                  Assistant Secretary
--------------------------------- ---------------------------- ------------------------------------------------------
Sarah Smith                       Assistant Treasurer          Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Gerald J. Cardinale               Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Stephen S. Trevor                 Vice President               Managing Director of Goldman Sachs International
--------------------------------- ---------------------------- ------------------------------------------------------
Joseph P. DiSabato                Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Robert R. Gheewalla               Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Ben I. Adler                      Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Melina E. Higgins                 Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Adrian M. Jones                   Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
John E. Bowman                    Vice President               Vice President of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Katherine B. Enquist              Vice President/              Managing Director of Goldman, Sachs & Co.
                                  Secretary
--------------------------------- ---------------------------- ------------------------------------------------------
Beverly L. O'Toole                Assistant Secretary          Vice President of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Raymond G. Matera                 Vice President               Vice President of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Mitchell S. Weiss                 Vice President               Vice President of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Mary Nee                          Vice President               Executive Director of Goldman Sachs (Asia) L.L.C.
--------------------------------- ---------------------------- ------------------------------------------------------
Matthew Tropp                     Vice President               Associate General Counsel of Goldman, Sachs, & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Richard J. Stingi                 Vice President               Vice President of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Ulrika Werdelin                   Vice President               Executive Director of Goldman Sachs International
--------------------------------- ---------------------------- ------------------------------------------------------

                              SCHEDULE II-C-ii

          Schedule II-C-ii to the Schedule 13D is hereby amended by replacing it in its entirety with the following:

          The name and principal occupation of each member of the GS Employee Funds Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Employee Funds 2000 GP, L.L.C., and Goldman Sachs Direct Investment Fund 2000, L.P. are set forth below.

          The business address for each member listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Rob Gheewalla and Huhes Lepic is 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

          All members listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom, Sanjeev K. Mehra is a citizen of India and Hughes Lepic is a citizen of France.

----------------------------- --------------------------------------------------
      Name                          Present Principal Occupation
----------------------------- --------------------------------------------------
Peter M. Sacerdote            Advisory Director of Goldman, Sachs & Co.
----------------------------- --------------------------------------------------
Richard A. Friedman           Managing Director of Goldman, Sachs & Co.
----------------------------- --------------------------------------------------
Joseph H. Gleberman           Managing Director of Goldman, Sachs & Co.
----------------------------- --------------------------------------------------
Terence M. O'Toole            Managing Director of Goldman, Sachs & Co.
----------------------------- --------------------------------------------------
Henry Cornell                 Managing Director of Goldman, Sachs & Co.
----------------------------- --------------------------------------------------
Richard S. Sharp              Managing Director of Goldman Sachs International
----------------------------- --------------------------------------------------
Sanjeev K. Mehra              Managing Director of Goldman, Sachs & Co.
----------------------------- --------------------------------------------------
Muneer A. Satter              Managing Director of Goldman, Sachs & Co.
----------------------------- --------------------------------------------------
Peter G. Sachs                Senior Director of The Goldman Sachs Group, Inc.
----------------------------- --------------------------------------------------
Scott Kapnick                 Managing Director of Goldman, Sachs & Co.
----------------------------- --------------------------------------------------
Melina Higgins                Managing Director of Goldman, Sachs & Co.
----------------------------- --------------------------------------------------
Ben Adler                     Managing Director of Goldman, Sachs & Co.
----------------------------- --------------------------------------------------
David Weil                    Managing Director of Goldman, Sachs & Co.
----------------------------- --------------------------------------------------
Stephen Trevor                Managing Director of Goldman, Sachs International
----------------------------- --------------------------------------------------
Rob Gheewalla                 Managing Director of Goldman, Sachs & Co.
----------------------------- --------------------------------------------------
Hughes Lepic                  Managing Director of Goldman, Sachs International
----------------------------- --------------------------------------------------

                                SCHEDULE III
                                ------------

Schedule III to the Schedule 13D is hereby amended by replacing it in its entirety with the following:

     On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the "SEC") relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co. ("Goldman Sachs") joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.)(BSJ). Pursuant to the settlement, without admitting or denying the findings, Goldman Sachs consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that Goldman Sachs had violated Sections 17(a)(2) and (3) of the Securities Act of 1933, as amended (the "Securities Act"), in connection with such pricing of government securities, required Goldman Sachs to cease and desist from violating such provisions, and ordered Goldman Sachs to make payments totaling approximately $5.1 Million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.

     In November 2002, the SEC, the National Association of Securities Dealers ("NASD") and the New York Stock Exchange, Inc. ("NYSE") alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 17a-4 thereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman Sachs, consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

     On April 28, 2003, without admitting or denying liability, ten investment banking firms including Goldman Sachs, entered into global settlements with the SEC, the NYSE, the NASD and certain states to resolve the investigations relating to equity research analyst conflicts of interest. Goldman Sachs was charged with violating NYSE Rules 342, 401, 472 and 475, and NASD Conduct Rules 2110, 2210 and 3010. Goldman Sachs also agreed to a censure by the NYSE and the NASD and to pay a total of $110,000,000 and to adopt a set of industry-wide reforms of its research and investment banking businesses and to adopt certain restrictions on the allocations of "hot" IPO shares. The terms of the global settlement were entered in an order by a federal court in the Southern District of New York on October 31, 2003 (Civil Action Number 03CV2944).

     On September 4, 2003, Goldman Sachs and the SEC settled administrative proceedings relating to certain trading in U.S. Treasury securities by Goldman Sachs on the morning of October 31, 2001. The Staff of the SEC alleged that Goldman Sachs violated (i) Section 15(c)(1) and Rule 15c1-2 of the Exchange Act as a result of certain trading in U.S. Treasury bonds over an eight minute period on October 31, 2001; and (ii) Section 15(f) of the Exchange Act by failing to maintain policies and procedures specifically addressed to the possible misuse of non-public information obtained from outside consultants. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, (i) censured Goldman Sachs; (ii) directed Goldman Sachs to cease and desist from committing or causing any violations of Section 15(c)(1)(A) & (C) and 15(f) and Rule 15c1-2 of the Exchange Act; (iii) ordered Goldman Sachs to pay disgorgement and prejudgment interest in the amount of $1,742,642, and a civil monetary penalty of $5 million; and (iv) directed Goldman Sachs to conduct a review its policies and procedures and to adopt, implement and maintain policies and procedures consistent with the Order and that review. Goldman Sachs also undertook to pay $2,562,740 in disgorgement and interest relating to certain trading in U.S. Treasury bond futures during the same eight minute period.

     On July 1, 2004, Goldman Sachs and the SEC settled administrative proceedings relating to communications from Goldman Sachs sales traders on its Asian Shares Sales Desk to certain institutional customers and news media concerning four international public securities offerings during the period between October 1999 and March 2000. The SEC alleged (i) that certain of these communications by Goldman Sachs employees were made after the registration statements pertaining to those offerings were filed, but not yet declared effective by the SEC, in violation of Section 5(b) of the Securities Act and (ii) that certain comments to the news media by Goldman Sachs with respect to one of the offerings constituted an offer to sell securities in violation of Section 5(c) of the Securities Act. The SEC also alleged that Goldman Sachs failed to adequately supervise the Asian Shares Sales Desk traders, as required by Section 15(b)(4)(E) of the Exchange Act. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, directed Goldman Sachs to cease and desist from committing or causing any violations of Sections 5(b) and 5(c) of the Securities Act., and ordered Goldman Sachs to pay a civil monetary penalty of $2 million.